Exhibit 19.1

COMPANY POLICY AND PROCEDURES ON INSIDER TRADING AND DISCLOSURE

This memorandum sets forth the policy of bluebird bio, Inc. and its subsidiaries (collectively, the “Company”) regarding trading in the Company’s securities as described below and the disclosure of information concerning the Company. This Company Policy and Procedures on Insider Trading and Disclosure (the “Insider Trading Policy”) is designed to prevent illegal insider trading or the appearance of impropriety, to satisfy the Company’s obligation to reasonably supervise the activities of Company personnel, and to help Company personnel avoid the severe consequences associated with violations of insider trading laws. It is your obligation to understand and comply with this Insider Trading Policy. If you have any questions regarding this Insider Trading Policy, please contact the Chief Legal Officer.

I.    To Whom does this Insider Trading Policy Apply?

This Insider Trading Policy is applicable to the Company’s directors, officers, employees (regardless of role or title), contract workers and temporary staff worldwide, and their affiliated persons (collectively, “Covered Persons”), and continues to apply following the termination of any such individual’s service to or employment with the Company until any material, nonpublic information possessed by such individual has become public or is no longer material (“material” and “nonpublic” are each defined below). The same restrictions that apply to you also apply to your spouse, significant other, child, parent or other family member, in each case, living in the same household, and to any investment fund, trust, retirement plan, partnership, corporation or other entity over which you have the ability to influence or direct investment decisions concerning securities (collectively, these persons and entities are referred to as “Affiliated Persons”). You are responsible for ensuring compliance with this Insider Trading Policy by all such persons affiliated with you.

All members of the Board of Directors, executive officers, and certain other designated Covered Persons (collectively, “Insiders”) also must comply with the certain special trading procedures for Insiders described in Section IX of this Insider Trading Policy (the “Trading Procedures”). The Insiders that are required to comply with the Trading Procedures shall be designated from time to time and notified of their status accordingly by the Legal Department. Generally, the Trading Procedures establish blackout periods during which Insiders will be restricted from trading in the Company’s securities and also require the preclearance of all transactions in the Company’s securities by such Insiders.

II.    What is Prohibited by this Insider Trading Policy?

It is generally illegal (and also a violation of this Insider Trading Policy) for any Covered Person of the Company to trade in the securities of the Company while in the possession of material, nonpublic information about the Company. It is also generally illegal (and likewise a violation of this Insider Trading Policy) for any Covered Person of the Company to disclose material, nonpublic information about the Company to others who may trade on the basis of that information. These illegal activities are commonly referred to as “illegal insider trading.”

Prohibited Activities

Covered Persons generally are prohibited from the following activities when in possession of material, nonpublic information about the Company:

A.    Purchasing, selling or otherwise disposing of the Company’s securities, which includes common stock, options to purchase common stock, any other type of securities that the Company may issue (such as preferred stock, convertible debentures, warrants, exchange-traded options or other derivative securities), and any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities, or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities;

B.    having others trade in the Company’s securities for you;

C.    giving trading advice of any kind about the Company except that you should, when appropriate, advise others not to trade if doing so might violate the law or this Insider Trading Policy; and

D.    disclosing any material, nonpublic information about the Company to anyone else who might then trade, or recommending to anyone that they purchase or sell the Company’s securities when you are aware of material, nonpublic information (these practices are known as “tipping”).

These prohibitions continue whenever and for as long as the Covered Person knows or is in possession of material, nonpublic information. There is no exemption available for a personal financial emergency or hardship. Remember, anyone scrutinizing transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, care should be given to consider how enforcement authorities and others might view the transaction in hindsight.

The prohibition on purchasing, selling or otherwise disposing of the Company’s securities while in possession of material, nonpublic information about the Company does not apply to the following “Permitted Transactions”:

A.    purchases of the Company’s securities from the Company, or sales of the Company’s securities to the Company, including without limitation periodic wage withholding contributions by the Company or employees of the Company which are used to purchase the Company’s securities pursuant to the employees’ advance instructions under the Company’s 2013 Employee Stock Purchase Plan or any successor plan. However, no Covered Person may elect to participate in the plan or alter his or her instructions regarding the level of withholding or purchase by the Insider of Company securities under such plan on the basis of material nonpublic information. Any sale of securities acquired by a Covered Person under such plan is subject to this Policy;

B.    exercises of stock options or other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, or vesting of equity-based awards, in each case, that do not involve a market sale of the Company’s securities (the “cashless exercise” of a Company stock option or other equity award through a broker does involve a market sale of the Company’s securities, and therefore would not qualify under this exception); or

C.    purchases or sales of the Company’s securities made pursuant to a plan adopted to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”) or that meets the definition of a “non-Rule 10b5-1 trading arrangement” under Item 408 of Regulation S-K and that has been pre-approved in accordance with this Policy (see Section X of this Insider Trading Policy).

Definition of Material, Nonpublic Information

This Insider Trading Policy prohibits Covered Persons from trading in the Company’s securities if you are in possession of information about the Company that is both “material” and “nonpublic.”

What is “Material” Information?

Information about the Company is “material” if it could reasonably be expected to affect the investment or voting decisions of a stockholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:

A.    information related to clinical trials or the expected timing of announcing the results of such trials;

B.    information related to decisions by regulatory authorities regarding the Company’s product candidates;

C.    projections of future earnings or losses, or other earnings guidance;

D.    projections of future non-financial key business metrics;

E.    earnings or revenue that are inconsistent with the consensus expectations of the investment community;

F.    potential restatements of the Company’s financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;

G.    pending or proposed mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets;

H.    changes in management or the Board of Directors;

I.    actual or threatened litigation or governmental investigations or major developments in such matters;

J.    developments regarding products, product candidates, customers, suppliers, orders, contracts or financing sources;

K.    changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;

L.    cybersecurity or data security incidents;

M.    potential defaults under the Company’s credit agreements or indentures, or the existence of material liquidity deficiencies; and

N.    bankruptcies or receiverships.

The Securities and Exchange Commission (the “SEC”) has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s securities.

What is “Nonpublic” Information?

Material information is “nonpublic” if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Insider Trading Policy, information will be considered public after the close of trading on the first full trading day following the Company’s public release of the information.

For example, if the Company announces material information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

III.    Trading in the Securities of Third Parties

The prohibition on illegal insider trading in this Insider Trading Policy is not limited to trading in the Company’s own securities. It also includes trading in the securities of other entities, such as material licensors, collaboration partners, and suppliers of the Company, and entities in the Company’s industry or with which the Company may be negotiating major transactions, such as an acquisition, investment, or sale, while in possession of material nonpublic information. Information that is not material to the Company may nevertheless be material to one of these other entities.

IV.    Are there any Restrictions on the Use of Electronic Bulletin Boards, Internet Chat Rooms or Websites?

While the Company encourages its stockholders and potential investors to obtain as much information as possible about the Company, the Company believes that information should come from its publicly-filed SEC reports, press releases and external website or from a designated Company spokesperson, rather than from speculation or unauthorized disclosures by the Company’s directors, officers, employees, contract workers, or temporary staff. For this reason, the Company has designated certain members of management to respond to inquiries regarding the Company’s business and prospects. This centralization of communication is designed to ensure that the information the Company discloses is accurate and considered in light of previous disclosures. Formal announcements are generally reviewed by management, including legal counsel, before they are made public. Any communications that do not go through this review process create an increased risk to the Company, as well as to the individual responsible for the communication, of civil and criminal liability.

In addition, with the advent of the Internet, and the emergence of electronic bulletin boards and chat rooms, electronic discussions about companies and their business prospects have become common. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach. These forums have the potential to move a stock price significantly, and very rapidly – even though the information disseminated through electronic bulletin boards and chat rooms often is unreliable, and in some cases, may be deliberately false. The SEC has investigated and prosecuted a number of fraudulent schemes involving electronic bulletin boards and chat rooms. You may encounter information about the Company on the Internet that you believe is harmful or inaccurate, or other information that you believe is true or beneficial for the Company. Although you may have a natural tendency to deny or confirm such information on an electronic bulletin board or in a chat room, any sort of response, even if it presents accurate information, could be considered improper disclosure and could result in legal liability to you and/or to the Company.

The Company is committed to preventing inadvertent disclosures of material, nonpublic information, preventing unwitting participation in Internet-based securities fraud, and avoiding the appearance of impropriety by persons associated with the Company. Accordingly, this Insider Trading Policy prohibits you from discussing material, nonpublic information about the Company with anyone, including other employees, except as required in the performance of your duties. You should not under any circumstances provide information or discuss matters involving the Company with the news media, any broker-dealer, analyst, investment banker, investment advisor, institutional investment manager, investment company or stockholder, even if you are contacted directly by such persons, without express prior authorization. This restriction applies whether or not you identify yourself as associated with the Company.

V.    What are the Penalties for Insider Trading and Noncompliance with this Insider Trading Policy?

Both the SEC and the national securities exchanges, through the Financial Industry Regulatory Authority (FINRA), investigate and are very effective at detecting illegal insider trading. The SEC, together with the U.S. Attorney’s Office, pursue insider-trading violations vigorously. For instance, cases have been successfully prosecuted against trading by employees in foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The penalties for violating insider trading or tipping rules can be severe and include:

A.    disgorgement of the profit gained or loss avoided by the trading;

B.    payment of the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are subject of such violation, have purchased or sold, as applicable, securities of the same class;

C.    payment of criminal penalties of up to $5,000,000;

D.    payment of civil penalties of up to three times the profit made or loss avoided; and

E.    imprisonment for up to 20 years.

The Company and/or the supervisors of the person engaged in illegal insider trading may also be required to pay significant civil and/or criminal penalties, and could under certain circumstances be subject to private lawsuits.

Violation of this Insider Trading Policy or any federal or state insider trading laws may subject the person violating such policy or laws to disciplinary action by the Company up to and including termination. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Insider Trading Policy has been violated. The Company may determine that specific conduct violates this Insider Trading Policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

VI.    PROHIBITED TRANSACTIONS

1.    No Short Sales.

No Covered Person may at any time sell any securities of the Company that are not owned by such Covered Person at the time of the sale (a “short sale”).

2.    No Purchases or Sales of Derivative Securities.

No Covered Person may buy or sell puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities or engage in any other hedging transaction with respect to the Company’s securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities.

3.    No Company Securities Subject to Margin Calls.

No Insider may use the Company’s securities as collateral in a margin account.

4.    No Pledges.

No Covered Person may pledge Company securities as collateral for a loan.

5.    Gifts Subject to Same Restrictions as All Other Securities Trades.

No Covered Person may give or make any other transfer of Company securities without consideration (e.g., a gift) during a period when the Insider is not permitted to trade.

VII.    Does the Company have any Other Policies Regarding Confidential Information?

The Company also has strict policies relating to safeguarding the confidentiality of its internal, proprietary information. These policies include procedures regarding identifying, marking and safeguarding confidential information and employee confidentiality agreements. You should comply with these policies at all times.

VIII.    Is This Insider Trading Policy Subject to Modification?

The Company may at any time change this Insider Trading Policy or adopt such other policies or procedures which it considers appropriate to carry out the purposes of its policies regarding insider trading and the disclosure of Company information. Any such change shall be approved by the Board of Directors. Notice of any such change will be delivered to you by regular or electronic mail (or other delivery option) by the Company. You will be deemed to have received, agreed to and become bound by revisions of this Insider Trading Policy when such revisions have been delivered to you.

IX.    Special Trading Procedures for Insiders

These Trading Procedures regulate securities trades by all directors and officers of the Company who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain other Covered Persons designated by the Chief Legal Officer. Collectively, these persons are referred to as “Insiders” in these Trading Procedures. Covered Persons that are designated as Insiders and thus bound by these Trading Procedures shall be notified of their status by the Legal

Department. These Trading Procedures also apply to Insiders’ Affiliated Persons and Insiders are responsible for ensuring compliance with these Trading Procedures and the Insider Trading Policy by all of their Affiliated Persons.

The special trading restrictions set forth in these Trading Procedures continue to apply to Insiders following the termination of any such Insider’s service to or employment with the Company until any material, nonpublic information possessed by such Insider has become public or is no longer material.

A.    Blackout Periods

No Insider shall purchase or sell any security of the Company during the period beginning at 11:59 pm, Eastern Time, on the last calendar day before the end of any fiscal quarter of the Company and ending upon the completion of the first full trading day after the public release of earnings data for such fiscal quarter, or during any other trading suspension period declared by the Company (such period, a “blackout period”). A “trading day” is a day on which U.S. national stock exchanges are open for trading. For example, the Company’s fiscal quarters ends at 11:59 p.m., Eastern Time, on March 31st, June 30th, September 30th and December 31st, which would be the beginning of the corresponding black-out period. If the Company were to make an announcement on Monday prior to 9:30 a.m. Eastern Time, then the blackout period would terminate after the close of trading on Monday. If an announcement were made on Monday after 9:30 a.m. Eastern Time, then the blackout period would terminate after the close of trading on Tuesday. If you have any question as to whether information is publicly available, please direct an inquiry to the Chief Legal Officer. The blackout period prohibitions do not apply to Permitted Transactions.

Exceptions to the blackout period policy may be approved by the Chief Legal Officer or, in the case of exceptions for directors, the Board of Directors.

The Chief Legal Officer may recommend that directors, officers, employees or others suspend trading in Company securities because of developments that have not yet been disclosed to the public. Subject to the exceptions noted above, all of those individuals affected should not trade in the Company’s securities while the suspension is in effect, and should not disclose to others that the Company has suspended trading.

B.    Preclearance Procedures

Procedures. No Insider may trade in Company securities unless:

•The Insider has: notified the Chief Legal Officer or his or her designee (“Preclearance Officer”) of the amount and nature of the proposed trade(s) using the Preclearance Request Form (or form of electronic communication approved by the Preclearance Officer), and certified in writing (or via an electronic certification method approved by the Preclearance Officer) that the Insider is not in possession of material, nonpublic information concerning the Company.

AND:

•The Preclearance Officer has approved the trade(s) and has certified such approval in writing. Such certification may be made via digitally-signed electronic mail or other electronic systems.

The Insider should submit a completed and signed Preclearance Request Form (or form of approved electronic communication) no later two days prior to the requested trade date. For example, if the Insider would like to trade on a Wednesday, the Insider should properly submit a completed and signed Preclearance Request Form by Monday at 4 p.m. (Eastern Time).

The Chief Executive Officer shall act as the Preclearance Officer for transactions by the Chief Legal Officer.

The Preclearance Officer does not assume the responsibility for, and approval from the Preclearance Officer does not protect the Insider from, the consequences of prohibited insider trading.

Additional Information. Insiders shall provide to the Preclearance Officer any documentation reasonably requested by him or her in furtherance of the foregoing procedures. Any failure to provide such requested information will be grounds for denial of approval by the Preclearance Officer.

No Obligation to Approve Trades. The existence of the foregoing approval procedures does not in any way obligate the Preclearance Officer to approve any trade requested by an Insider. The Preclearance Officer may reject any trading request at his or her sole discretion. From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. So long as the event remains material and nonpublic, Preclearance Officer may determine not to approve any transactions in the Company’s securities. If an Insider requests clearance to trade in the Company’s securities during the pendency of such an event, the Preclearance Officer may reject the trading request without disclosing the reason. Notwithstanding receipt of preclearance, if the Insider requesting preclearance becomes aware of material nonpublic information, or becomes subject to a blackout period before the transaction is effected, the transaction may not be completed.

Completion of Trades. After receiving approval to engage in a trade by the Preclearance Officer, an Insider must complete the proposed trade within three business days after the receipt of preclearance or make a new trading request.

X.    RULE 10b5-1 PLANS

Transactions effected pursuant to a pre-approved Rule 10b5-1 plan will not be subject to the Company’s blackout periods or preclearance procedures, and Covered Persons are not required to complete a Preclearance Request Form for such transactions. Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. A trading plan, arrangement or instruction that meets the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) enables Covered Persons to establish arrangements to trade in Company securities during a blackout period and even when in possession of material, nonpublic information. If a Covered Person intends to trade pursuant to a Rule 10b5-1 Plan, such plan must:

•satisfy the requirements of Rule 10b5-1;

•be documented in writing and either (1) specify the amounts, prices, and dates of all transactions under the Rule 10b5-1 Plan; or (2) provide a written formula, algorithm, or computer program for determining the amount, price, and date of the transactions, and (3) prohibit the individual from exercising any subsequent influence over the transactions;

•include a “Cooling-Off Period” for:

◦Section 16 reporting persons that extends to the later of 90 days after adoption or modification of a Rule 10b5-1 Plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the Rule 10b5-1 Plan was adopted, up to a maximum of 120 days; and

◦employees who are not Section 16 reporting persons and any other persons, other than the Company, that extends 30 days after adoption or modification of a Rule 10b5-1 Plan;

•for Section 16 reporting persons, include a representation in the Rule 10b5-1 Plan that the Section 16 reporting person is (1) not aware of any material nonpublic information about the Company or its securities; and (2) adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade Rule 10b5-1;

•have been entered into in good faith at a time when such Covered Person did not possess material, nonpublic information about the Company and was not otherwise in a blackout period, and has acted in good faith with respect to the Rule 10b5-1 Plan; and

•be pre-approved by the Preclearance Officer.

The Preclearance Officer may impose such other conditions on the implementation and operation of the Rule 10b5-1 Plan as the Chief Legal Officer (or his or her designee) deems necessary or advisable. Individuals may not adopt more than one Rule 10b5-1 Plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by the Preclearance Officer.

The Preclearance Officer may refuse to approve a Rule 10b5-1 Plan as he or she deems appropriate including, without limitation, if he or she determines that such plan does not satisfy the requirements of Rule 10b5-1. If the Preclearance Officer does not approve a Covered Person’s Rule 10b5-1 Plan, such Covered Person must adhere to the preclearance procedures and blackout periods set forth above until such time as a Rule 10b5-1 Plan is approved.

Any modification or termination of a Rule 10b5-1 Plan requires pre-approval by the Preclearance Officer. A modification must occur outside of a blackout period and while such Covered Person is not aware of material, nonpublic information. Modifications of a Rule 10b5-1

Plan that change the amount, price, or timing of the purchase or sale of the securities underlying a Rule 10b5-1 Plan will trigger a new Cooling-Off Period.

The Company reserves the right to publicly disclose, announce, or respond to inquiries from the media regarding the adoption, modification, or termination of a Rule 10b5-1 Plan and non-Rule 10b5-1 trading arrangements, or the execution of transactions made under a Rule 10b5-1 Plan. The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Rule 10b5-1 Plan if the Chief Legal Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.

Compliance of a Rule 10b5-1 Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Rule 10b5-1 Plan are the sole responsibility of the person initiating the Rule 10b5-1 Plan, and none of the Company, the Chief Legal Officer, the Chief Executive Officer or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Rule 10b5-1 Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Rule 10b5-1 Plan.

XI.    WAIVERS

A waiver of any provision of this Insider Trading Policy in a specific instance may be authorized in writing by the Audit Committee of the Board of Directors, and any such waiver shall be reported to the Company’s Board of Directors.

XII.    ACKNOWLEDGMENT

This Insider Trading Policy will be delivered to all current Covered Persons and to all new Covered Persons at the start of their employment or relationship with the Company.

A Covered Person will be deemed to have acknowledged and agreed to comply with this Insider Trading Policy when copies of such items have been delivered to the Covered Person by regular or electronic mail (or other delivery option used by the Company) by the Chief Legal Officer (or his or her designee).

Failure to comply with this Insider Trading Policy may result in disciplinary procedures (up to and including termination) in accordance with bluebird bio Policies. Violations of this Insider Trading Policy should be reported to Compliance or the Chief Legal Officer in accordance with bluebird bio’s Global Policy on Compliance Investigations and Non-Retaliation Policy.

ADOPTED: May 5, 2013
EFFECTIVE: June 18, 2013
AMENDED AND RESTATED: January 30, 2014
UPDATED: August 15, 2019
AMENDED AND RESTATED: March 24, 2023